Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	November 12, 2020

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended September 30, 2020 (“Q3 2020” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

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TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1	Safety, Health and Environment

4.2	Social Investment and Contribution to the Zimbabwean Economy

4.3	Gold Production

4.4	Underground

4.5	Metallurgical Plant

4.6	Production Costs

4.7	Capital Projects

4.8	Indigenisation

4.9	Zimbabwe Commercial Environment

4.10	Opportunities and Outlook

4.11	Sale of Eersteling

4.12	COVID-19

4.13	Solar project

5.	Exploration

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Party Transactions

12.	Critical Accounting Estimates

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

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1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Caledonia’s primary asset is a 64% ownership in Blanket Mine (“Blanket”), an operating gold mine in Zimbabwe. Caledonia consolidates Blanket into the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	3 months ended September 30		9 months ended September 30		Comment
	2019	2020	2019	2020
Gold produced (oz)	13,646	15,155	38,306	42,887	Gold produced in the Quarter was 11% higher than Q3 2019 (“the comparable quarter”) due to increased tonnes milled. Production includes 1,803 ounces of gold which was sold after the end of the Quarter
On-mine cost per ounce ($/oz)[1]	686	758	671	755	On-mine costs are increased mainly due to the costs arising from COVID-19 and higher share-based payment expense
All-in sustaining cost ($/oz) (“AISC”)[1]	872	1,119	824	916	AISC increased due to higher on-mine costs, higher administrative expenses due to the increased cost of insurance
Average realised gold price ($/oz)[1]	1,461	1,898	1,351	1,714	The average realised gold price reflects international spot prices and excludes revenues from the gold support price or the export credit incentive
Gross profit[2]	8,485	12,546	19,802	32,281	Gross profit is higher due to the higher gold price; increased production had no effect on profit in the Quarter because 1,803 ounces of gold were sold after the end of the Quarter
Net profit attributable to shareholders	7,007	4,433	39,628	17,807	Net profit was lower than previous periods which benefitted from non-operating items including higher foreign exchange gains, profit on the sale of a subsidiary and income from government grants
Basic IFRS earnings per share (“EPS”) (cents)	63.4	36.6	360.5	150.4	IFRS EPS was lower than previous periods and reflects the lower net profit attributable to shareholders
Adjusted EPS[1]	15.8	34.1	67.0	128.2	Adjusted EPS excludes items such as foreign exchange gains and losses and profit on disposal of a subsidiary
Net cash and cash equivalents	8,893	21,562	8,893	21,562	Cash excludes term debt (repayable in 2022); cash position increased due to a $13m (gross) equity issue
Net cash from operating activities	4,853	5,271	13,266	19,345	Continued robust cash generation

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

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An excellent operating performance

Production in the Quarter was 12.3% higher than the previous quarter and 11.1% higher than in the comparable quarter. The strong performance reflects the measures taken in previous quarters to improve tonnes mined and increase metallurgical recoveries. The strong operational performance continued after the end of the Quarter: production in October was slightly ahead of plan. On-mine costs are within the guidance range for the year. The robust operating performance was supported by a rising gold price as a result of which gross profit for the Quarter was $12.5 million – almost 50% higher than the comparable quarter.

The net financial performance for the Quarter when compared to the comparable quarter was adversely affected by the high level of foreign exchange gains in the comparable quarter which were not repeated to the same extent in the Quarter, increased administrative costs largely relating to the cost of insurance cover and a higher taxation charge.

Increased production guidance for 2020

Production guidance for 2020 has been increased from the range of 53,000 to 56,000 ounces to 55,000 to 58,000 ounces. Production guidance for 2021 is 61,000 to 67,000 ounces, after taking account of the delays to the Central Shaft project due to transport and travel restrictions on equipment and personnel which resulted from the COVID-19 pandemic. Production guidance from 2022 onwards remains unchanged at 80,000 ounces - an increase of 45% from the production achieved in 2019.

Further dividend increase: 45% cumulative increase since January 2020

The Company paid an increased quarterly dividend of 10 cents per share in October 2020. This is the third increase in the quarterly dividend in the last 12 months and the total increase in the quarterly dividend since October 2019 is now 45%.

Decision to implement a $12 million solar project

The Company has resolved to construct a 12MW solar plant at a cost of approximately $12 million to improve the quality and security of Blanket’s electricity supply and to reduce Blanket’s environmental footprint. The plant is expected to provide all of Blanket’s minimum demand during daylight hours and approximately 27% of Blanket’s total daily electricity demand. The plant will be constructed by Voltalia, an international renewable energy provider, and is expected to be operational by late 2021. Whilst the project is being done for largely defensive reasons, it is expected to yield a modest return to shareholders after taking account of the dilutive effect of the equity issued to fund it.

Successful equity issue to fund the solar project

During the Quarter, the Company issued approximately 600,000 shares to raise $13 million (before expenses) to fund the solar project. The number of shares issued was lower than the 800,000 new shares that the Company had expected to issue, thereby improving the anticipated returns to shareholders from the project.

Strategy and Outlook

Caledonia’s strategic focus is to implement the investment programme at Blanket, the main component of which is the Central Shaft project as outlined in section 4.7. Caledonia’s board and management believe the successful completion of the Central Shaft is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia continues to evaluate further investment opportunities in Zimbabwe that are privately-owned and which would not fall underneath Blanket’s ownership. Caledonia has also entered into an agreement with the Government of Zimbabwe in terms of which Caledonia may evaluate assets in the gold sector that are controlled by the Government with a view to assessing the potential for such assets to be commercially developed for mutual benefit.

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3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the Quarter and the comparable quarter prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit of Loss and Other Comprehensive Income

	3 months ended		9 months ended
($’000’s)	September 30		September 30
	2019	2020	2019	2020
Revenue	19,953	25,359	52,393	71,874
Royalty	(999)	(1,271)	(2,682)	(3,599)
Production costs	(9,410)	(10,399)	(26,750)	(32,537)
Depreciation	(1,059)	(1,143)	(3,159)	(3,457)
Gross profit	8,485	12,546	19,802	32,281
Other income	5	27	2,043	4,736
Other expenses	(173)	(305)	(482)	(1,827)
Administrative expenses	(1,246)	(2,539)	(3,951)	(5,361)
Net foreign exchange gain	3,345	985	28,270	4,694
Cash-settled share-based payment	(36)	(231)	(406)	(1,177)
Profit on sale of subsidiary	–	–	5,409	–
Fair value gain/(loss) on derivative assets	–	27	(324)	(121)
Operating profit	10,380	10,510	50,361	33,225
Net finance costs	(16)	(87)	(36)	(354)
Profit before tax	10,364	10,423	50,325	32,871
Tax expense	(1,858)	(4,993)	(3,154)	(11,410)
Profit for the period	8,506	5,430	47,171	21,461

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(353)	(88)	(353)	(1,146)
Reclassification of accumulated exchange differences on the sale of subsidiary	–	–	(2,109)	–
Reversal of foreign exchange currency translation differences on disposal of subsidiary
Total comprehensive income for the period	8,153	5,342	44,709	20,315

Profit attributable to:
Shareholders of the Company	7,007	4,433	39,628	17,807
Non-controlling interest	1,499	997	7,543	3,654
Profit for the period	8,506	5,430	47,171	21,461

Total comprehensive income attributable to:
Shareholders of the Company	6,654	4,345	37,166	16,661
Non-controlling interest	1,499	997	7,543	3,654
Total comprehensive income for the period	8,153	5,342	44,709	20,315

Earnings per share (cents)
Basic	63.4	36.6	360.5	150.4
Diluted	63.4	36.5	360.2	150.1
Adjusted earnings per share (cents)[3]
Basic	15.8	34.1	67.0	128.2

3 “Adjusted EPS” is a non-IFRS measure. Refer to section 10 of this MD&A for a reconciliation to IFRS EPS.

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Revenue in the Quarter was 27% higher than in the comparable quarter due to a 30% increase in the average realised gold price and a 2% decrease in the quantity of gold sold. Gold sales in the Quarter exclude 1,803 ounces of gold that were included in work in progress and were sold immediately after the end of the Quarter. Gold production is discussed in section 4.3 of this MD&A.

Notwithstanding the 27% increase in revenue, profit attributable to shareholders was 37% lower in the Quarter compared to the comparable quarter. This was due to a combination of the following factors (each of which is discussed further below): increased operating costs and general and administrative costs; a higher royalty charge; a lower foreign exchange gain; and a higher taxation charge.

The royalty rate payable to the Zimbabwe Government was unchanged at 5% in the Quarter. Due to the higher realised gold price in the Quarter, the royalty expense increased proportionately.

Production costs increased by 11% in the Quarter compared to the comparable quarter despite the 2% reduction in the ounces of gold sold. Production costs include $331 of costs relating to the COVID-19 pandemic such as consumables to inhibit the transmission of the virus and additional labour costs. Production costs also include $480 in respect of cash-settled share-based payments which arose on the award of performance units to senior employees at Blanket mine under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”). If these costs had not been incurred, production costs would have increased by only 1.6%. Costs are discussed further in section 4.6 of this MD&A.

Other expenses in the Quarter include the costs of evaluating a potential solar power project as discussed in section 4.9 and the costs of donations to assist the broader community in Zimbabwe to fight the COVID-19 pandemic as discussed further in section 4.12.

Administrative expenses comprise the costs of Caledonia’s offices in Johannesburg, St. Helier and Harare, and the costs of Caledonia’s board and executives, the finance and procurement teams based in Johannesburg, investor relations, corporate development, legal and secretarial costs. Administrative expenses were 104% higher than the comparable quarter mainly due to a significant increase in the cost of insurance for directors and officers which was renewed in August. The considerable increase (from $80 in 2019 to $974 in 2020) was explained to the Company as being due to a number of factors including a general hardening of market conditions for directors and officers insurance, the exiting of the market by many insurance companies who have become increasingly unwilling to write new lines of directors and officers insurance, anxieties due to the anticipated negative effects of the COVID-19 pandemic and a changing appetite of insurance companies towards taking on mining risks and in particular mining companies whose shares are traded in the United States (where derivative actions are more common). Employee costs were 19% higher than the comparable quarter mainly due to the appointment of executives to fill the technical roles of exploration and mineral resource management and rock dynamics. Administrative expenses are detailed in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the US Dollar. Foreign exchange movements principally arose due to the further devaluation of the Zimbabwe currency against the US Dollar which is discussed in section 4.9 of this MD&A. The largest components of the net gain in the Quarter were unrealised gains on borrowings denominated in Zimbabwe currency and the deferred tax liability, offset by a loss on Zimbabwe currency denominated cash and receivables, the most significant of which is the VAT recoverable. The net foreign exchange gain in the Quarter was approximately $2.4 million lower than the comparable quarter due, inter alia, to the slower rate of devaluation.

The cash-settled share-based payment expense reflects an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) to certain executives, heads of department and staff in the form of Restricted Share Units (“RSUs”) and Performance Units (“PUs”). LTIP awards may be settled in cash or, subject to conditions, shares or a combination of both at the request of the award holder. The LTIP expense (other than the small amount which is included in production cost) in the Quarter was $231 (2019: $36) and reflects a combination of factors, including any change in the Company’s share price during the Quarter. Further information on the calculation of the charge is set out in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

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The fair value loss on derivative assets in the Quarter which amounted to $27 was in respect of a gold ETF which was purchased in April 2020 by Caledonia Mining South Africa Proprietary Limited (“CMSA”) to protect against devaluation of the South African Rand against the US Dollar. At that time, due to the COVD-19 pandemic, CMSA’s procurement activities were curtailed which meant CMSA temporarily accumulated cash in South African Rands; however, procurement activity has subsequently returned to higher than normal levels as inventory levels are re-built and the purchase of capital items has increased. South African foreign exchange restrictions do not allow CMSA to hold US Dollars in South Africa and administrative delays at commercial banks and the South African Reserve Bank impede CMSA’s ability to remit the surplus funds offshore and to return them to South Africa rapidly as operational considerations require. Accordingly, to protect against devaluation of the South African Rand and to retain CMSA’s operational flexibility, the surplus Rands were used to purchase a gold ETF.

The tax expense comprises the following:

Analysis of Consolidated Tax expense/(credit) for the Quarter
($’000’s)
	Zimbabwe	South Africa	UK	Total
Income tax	3,833	239	–	4,072
Withholding tax
Management Fee	–	29	–	29
Deemed Dividend	48	–	–	48
Deferred tax	851	(7)	–	844
	4,732	261	–	4,993

The overall effective taxation rate in the Quarter was 47.8%, the majority of which was made up of income tax in Zimbabwe on profits arising at Blanket. The high effective rate of taxation in Zimbabwe is due, inter alia, to the requirement that Blanket’s taxation computations are performed in local currency and the resulting charge in local currency is then converted to US Dollars for reporting purposes. A reconciliation of the income tax rate at the company’s domestic rate to the tax expense is set out in note 13 to the Unaudited Condensed Consolidated Interim Financial Statements.

Income tax arising in South Africa is in respect of inter-company profits.

Zimbabwean deferred tax reflects, inter alia, the difference between the accounting and tax treatments of capital investment. 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax; whereas for accounting purposes depreciation commences when the project enters production. The deferred tax calculation is also affected by unrealised foreign exchange movements, which have been substantial in certain quarters and by the requirement that the computation is performed in local currency terms.

Withholding tax is Zimbabwean withholding tax on the management fees paid to CMSA for technical services rendered.

For the Quarter, non-controlling interests shared in 13.2% of Blanket’s net profit which is lower than the 16.2% share in previous quarters due to the purchase in January 2020 by Caledonia of a further 15% interest in Blanket.

The Company paid an increased quarterly dividend of 10 cents per share in October 2020. This is the third increase in the quarterly dividend in the last 12 months and the total increase in the quarterly dividend since October 2019 is now 45%.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

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The table below sets out the consolidated statements of cash flows for the Quarter and the comparable quarter prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited)
($’000’s)
	3 months ended		9 months ended
	September 30		September 30
	2019	2020	2019	2020
Cash flows from operating activities
Cash generated from operations	4,886	7,393	14,003	23,764
Net interest paid	(33)	(74)	(129)	(337)
Tax paid	–	(2,048)	(608)	(4,082)
Net cash from operating activities	4,853	5,271	13,266	19,345

Cash flows used in investing activities
Acquisition of property, plant and equipment	(5,583)	(8,007)	(14,909)	(15,928)
Purchase of derivative financial asset	–	–	–	(1,058)
Proceeds from disposal of subsidiary	–	–	1,000	900
Net cash used in investing activities	(5,583)	(8,007)	(13,909)	(16,086)

Cash flows from financing activities
Dividends paid	(883)	(1,129)	(2,503)	(3,110)
Payment of lease liabilities	–	(30)	–	(87)
Shares issued – equity raise	–	12,538	–	12,538
Share repurchase cost	–	–	–	30
Net cash used in financing activities	(883)	11,379	(2,503)	9,371

Net (decrease)/increase in cash and cash equivalents	(1,613)	8,643	(3,146)	12,630
Effect of exchange rate fluctuations on cash held	1,063	1,280	(15)	39
Net cash and cash equivalents at the beginning of the period	9,742	11,639	11,187	8,893
Net cash and cash equivalents at the end of the period	9,192	21,562	8,026	21,562

Cash generated from operating activities is detailed in note 18 to the Unaudited Condensed Consolidated Interim Financial Statements.

Cash generated by operations before working capital changes in the Quarter was $8.9 million, 70% higher than $5.6 million in the comparable quarter. The increase was mainly due to the higher gross profit which is due mainly to the higher gold price. Working capital increased in the Quarter by $1.6 million, mainly due to an increase in inventories and prepayments offset by lower receivables and increased trade payables.

Investment in property, plant and equipment remains high due to the continued investment on the Central Shaft project, which is discussed further in section 4.7 of this MD&A and in sustaining capital investment.

Proceeds from the disposal of a subsidiary relates to the consideration received earlier in the year and the comparable period of 2019 in respect of the sale of Eersteling Gold Mining Company Limited (“Eersteling”) as discussed in section 4.11 of this MD&A.

The dividends paid relate to the dividends paid by Caledonia.

The effect of exchange rate fluctuations on cash held predominantly reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2019 prepared under IFRS.

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Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	September 30	December 31
		2020	2019
Total non-current assets		124,028	113,714
Inventories		14,280	11,092
Prepayments		4,254	2,350
Trade and other receivables		6,839	6,912
Cash and cash equivalents		21,562	9,383
Derivative financial assets		1,160	102
Total assets		172,123	143,553
Total non-current liabilities		7,013	8,957
Term loan facility – short term portion		322	529
Income taxes payable		1,902	163
Cash-settled share-based payments - short term portion		285	–
Trade and other payables		7,895	8,697
Overdraft		–	490
Total liabilities		17,417	18,836
Total equity		154,706	124,717
Total equity and liabilities		172,123	143,553

Non-current assets increased due to the continued investment at the Central Shaft and investment to sustain existing operations.

Inventories increased due to the increased holdings of consumables in anticipation of any further disruption to Blanket’s supply chain due to the COVID-19 pandemic and to prepare Blanket for the usual shut-down in the supply chain from South Africa towards the end of each year. Inventories include 1,803 ounces of gold work-in-progress. For logistical reasons, this gold was not delivered and sold to Fidelity Printers and Refiners (Private) Limited (“Fidelity”), a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”), on the last day of the Quarter as scheduled but was delivered and sold on the first day of the following quarter.

Prepayments represent deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course. Prepayments increased in the Quarter because of the requirement to pay in advance for consumables and other items due to the continued tightening of supplier credit due to the economic situation in Zimbabwe.

Trade and other receivables are detailed in note 16 to the Unaudited Condensed Consolidated Interim Financial Statements and include $4,027 (December 31, 2019: $2,987) due from Fidelity in respect of gold deliveries prior to the close of business on September 30, 2020 and $1,169 (December 31, 2019: $1,765) due from the Zimbabwe Government in respect of VAT refunds. The amounts due from Fidelity were received in full after the end of the Quarter. The increased amount due from Fidelity reflects the usual number of shipments but is higher in monetary terms due to the higher gold price which increases the value of each shipment. The amount due in respect of VAT refunds mainly comprises RTGS$-denominated VAT refunds. Trade receivables also include $1,099 (December 31, 2019: $1,991) in respect of deferred consideration due on the disposal of Eersteling, the sale of which was concluded in the first quarter of 2019 and is discussed in section 4.11 of this MD&A and $875 (December 31, 2019: $169) in respect of deposits for stores and equipment.

Non-current liabilities decreased from $ 8,957 at December 31, 2019 to $ 7,013 at the end of the Quarter mainly due to the conversion of a deferred tax liability into US Dollars as this balance is partly denominated in RTGS$.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

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	Dec 31,	Mar 31,	June 30,	Sept 30,	Dec 31,	Mar 31,	June 30,	Sept 30,
($’000’s except per share amounts)	2018	2019	2019	2019	2019	2020	2020	2020
Revenue from operations	17,495	15,920	16,520	19,953	23,433	23,602	22,913	25,359
Profit attributable to owners of the Company	2,784	9,318	23,303	7,007	2,390	8,240	5,134	4,433
Earnings per share – basic (cents)	25.1	88.6	210.8	63.4	21.5	71.2	43.1	36.6
Earnings per share – diluted (cents)	25.2	88.5	210.9	63.4	21.3	71.1	43	36.5
Net cash and cash equivalents	11,187	9,742	7,875	8,026	8,893	13,825	11,639	21,562

Fluctuations in profit attributable to owners of the Company on a quarterly basis are due to, inter alia, the incidence of substantial foreign exchange profits as discussed in the relevant MD&As and financial statements.

4.       OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Fatal	0	0	0	0	0	0	0	0
Lost time injury	0	2	0	0	1	1	1	1
Restricted work activity	1	3	7	4	3	1	2	5
First aid	0	0	0	0	0	0	1	0
Medical aid	6	1	1	4	5	0	2	5
Occupational illness	0	0	0	0	0	0	0	0
Total	7	6	8	8	9	2	6	11
Incidents	7	12	15	12	15	9	15	21
Near misses	4	5	2	8	7	3	7	7
Disability Injury Frequency Rate	0.00	0.32	0.00	0.00	0.15	0.29	0.42	0.80
Total Injury Frequency Rate	1.12	0.97	1.23	1.23	1.34	0.29	0.83	1.48
Man-hours worked (thousands)	1,252	1,240	1,296	1,297	1,341	1,395	1,443	1,491

In 2018 a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. The entire Blanket workforce has participated in the programme which resulted in the general improvement in safety in the first two quarters of 2020. The Nyanzvi programme was suspended from late March 2020 due to the requirement to observe social distancing which contributed to the increase in reportable events in the Quarter.

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4.2       Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Year	2018	4	-	10,140	10,144
Year	2019	47	-	10,357	10,404
Q1	2020	52	-	2,490	2,542
Q2	2020	1,002	84	2,787	3,873
Q3	2020	252	40	3,243	3,535

There is no legal requirement in Zimbabwe to implement corporate and social responsibility (“CSR”), but there is an expectation from stakeholders and investors that mining companies should do more to address social and environmental issues. For many years Blanket has engaged in ad hoc CSR activities and Blanket’s CSR programme is set out on Caledonia’s website. The main activities during the Quarter were as follows:

•	Women and Youth Empowerment: 26 tertiary students are employed at Blanket Mine on 12-month attachments;
•	Education: renovations to the Nsimbi Primary School; renovations and construction of a new toilet block and provision of equipment at the Sabiwa Primary School;
•	Agriculture: construction of a new packing shed at the Gwakwe communal lands resumed; and
•	Health: donations of equipment and consumables to the community to assist in preventing the spread of COVID-19; construction of an isolation ward with kitchen and ablution facilities at the Phakama Clinic.

4.3        Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2017, 2018 and 2019 and October 2020 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
Quarter 4	2018	153,540	3.27	92.8	14,952
Year	2018	560,913	3.26	92.9	54,511
Quarter 1	2019	122,389	3.26	93.4	11,948
Quarter 2	2019	135,847	3.11	93.2	12,712
Quarter 3	2019	142,706	3.19	93.2	13,646
Quarter 4	2019	155,389	3.61	93.8	16,876
Year	2019	556,331	3.31	93.4	55,182
Quarter 1	2020	140,922	3.35	93.8	14,233
Quarter 2	2020	143,210	3.13	93.9	13,499
Quarter 3	2020	157,343	3.19	93.9	15,155
October	2020	55,223	3.31	93.8	5,477

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Gold production for the Quarter was 11.1% higher than the comparable quarter, mainly due to increased tonnes milled. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A.

4.4	Underground

Tonnes milled in the Quarter were 10.3% higher than the comparable quarter due to the continued benefits arising from measures introduced in previous quarters which included: adjusting worker’s remuneration to more effectively shield them from the effect of local currency devaluation; introducing a new production incentive scheme which rewards more directly the production teams that perform to the required level; and improved management attention to enforce daily production targets and standards.

4.5       Metallurgical Plant

Plant throughput in the Quarter was a record level of 77.5 tonnes per hour (“tph”) compared to 71.8 tph in the preceding quarter. Recoveries in the Quarter were 93.9% and have improved after the new oxygen plant was commissioned in late 2019 and Goldox system was commissioned at the end of March 2020. The new oxygen plant has also reduced cyanide consumption by approximately 15%.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[1], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[1], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) any revenue from the gold support price (or its predecessor); and

iii.	All-in cost per ounce[1], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)

	3 Months to September 30		9 Months to September 30
	2019	2020	2019	2020
On-mine cost[1]	686	758	671	755
All-in sustaining cost per ounce[1]	872	1,119	824	916
All-in cost per ounce[1]	1,281	1,520	1,205	1,266

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-Mine costs

On-mine cost comprises labour, electricity, consumables and other costs such as security and insurance. Production costs are detailed in note 6 to the Unaudited Condensed Consolidated Interim Financial Statements The on-mine cost per ounce of gold sold in the Quarter excludes the costs relating to 1,803 ounces of work in progress which was sold immediately after the end of the Quarter.

_________________________

1 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS.

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The 10% increase in on-mine cost per ounce in the Quarter compared to the comparable quarter is due to an abnormally low electricity cost in the comparable quarter and the increased use of the generators in the Quarter. On-mine costs in the Quarter also include $331 of costs relating to COVID-19 and a charge of $480 for cash-settled share-based payment in respect of awards to certain employees at Blanket. If these costs are excluded from the calculation, on-mine costs per ounce for the Quarter would have been $697 – an increase of 1.6% from the comparable quarter.

All-in sustaining costs

The all-in sustaining cost per ounce was 28% higher than the comparable quarter. The increase was due to the higher on-mine cost per ounce as discussed above and the cost of increased insurance cover for directors and officers. Administrative expenses are detailed in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements.

All-in costs

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment at Blanket, as discussed in section 4.7 of this MD&A.

4.7       Capital Projects

The main capital development project is the Central Shaft which will allow for three new production levels below the current operations; a fourth level is intended to be added in due course via a decline construction. Shaft sinking commenced in early 2015 and the shaft reached its target depth of 1,204 metres (approx. 4,000 feet) in July 2019. Work on equipping the shaft with buntons and guides commenced in early 2020; at the end of the Quarter only 340 meters remained to be equipped and this is expected to be completed before the end of 2020.

In addition to the Central Shaft, work continued on the following developments:

•	Blanket Decline 4. This development, which is located between the Blanket and AR South ore bodies, was established in the previous quarter and will be mined from the 870 meter level down to the 990 meter level where it will link with the haulage on the 990 meter level from Central Shaft. The face has currently advanced from 870 meters to 915 the meter level;

•	Blanket Decline 5 which is branching off Decline 4 advanced 84 meters on-dip for the Quarter which equals to 13 vertical meters and is at the 900 meter level

•	AR Main Decline (Decline 2): this decline has been mined to 825 meters but further work has been paused to allow for more geological evaluation; in the meantime, work has commenced on creating development blocks between the 825 meter level back to the 750 meter level; and

•	Eroica Decline 3: the decline face is now at the 800 meter level and will continue to the 870 meter level so that it can open the Eroica ore body from the 870 meter level up to the 750 meter level.

4.8       Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket, which fully complied with the Indigenisation and Economic Empowerment Act.

The requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced it had entered into a sale agreement with Fremiro to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 after which Caledonia’s shareholding in Blanket increased to 64% shareholding in Blanket and Fremiro received approximately 6.3% of Caledonia’s enlarged issued share capital at that date.

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As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at September 30, 2020 was $19.4 million (December 31, 2018: $31.0 million), the reduction being largely due to the cancellation of the loan due from Fremiro on completion of the Fremiro transaction (described above). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% accrues to the respective indigenous shareholders. Blanket declared dividends in the Quarter which resulted in a net reduction of $46 in the balance of the facilitation loans after accrued interest. The dividends attributable to GCSOT, which holds 10% of Blanket, are withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $1.21 million at September 30, 2020 (December 31, 2019; $1.63 million). In February 2020, Blanket agreed to a request from GCSOT that the terms of the debt relating to the repayment of the advance dividends be amended so that GCSOT would receive 20% of its attributable dividends and the balance of 80% will be applied to repay the advance dividends.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements.

4.9	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

•	There continues to be a shortage of foreign currency in Zimbabwe, although Blanket continues to have satisfactory access to foreign exchange.

•	The rate of annual inflation increased from 5% in September 2018 to approximately 500% by December 2019 and 740% by June 2020; during the Quarter the rate abated to 659%. A high rate of inflation has little effect on Blanket’s operations after Blanket adjusted employee remuneration to reflect the increased cost of living as discussed further below.

•	Since October 2018, bank accounts in Zimbabwe are bifurcated between Foreign Currency Accounts (“FCA”), which are effectively US dollar denominated, and local currency (known as “ZWL$”, “RTGS Dollars” or “RTGS$”) accounts which are subject to devaluation.

•	On February 20, 2019 the RBZ allowed inter-bank trading between currency in the RTGS$ and the FCA systems. Prior to this, the RBZ had stipulated that a Dollar in the RTGS system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end and on October 27, 2020 since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (ZWL$:US$1)
February 20, 2019	2.500
March 31, 2019	3.003
June 30, 2019	6.543
September 30, 2019	15.090
December 31, 2019	16.773
March 31, 2020	25.000
June 30, 2020	57.3582
September 30, 2020	81.44
October 27, 2020	81.35

•	The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices which had an adverse effect on employee morale. Management has increased RTGS$-denominated remuneration so that it remains more closely aligned to the US Dollar value using the interbank rate. This has alleviated some of the financial distress experienced by Blanket employees. In February 2020, the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 26, 2020. Despite the fixed exchange rate, the local currency continued to devalue on the informal exchange markets. On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate.

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•	Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. Prior to May 26, 2020, 55% of the sale proceeds were received in FCA and the balance was received in RTGS$. Since May 26, 2020 gold producers have received 70% of their sale proceeds in FCA and the balance is received in RTGS$. Blanket uses the FCA component to pay for imported goods, services, electricity and a portion of the wages and salaries at Blanket; the RTGS$ component is used to pay for goods and services procured in Zimbabwe, the remaining portion of wages and salaries at Blanket and payroll taxes and a proportion of Blanket’s income tax. At prevailing gold prices and the current rate of production the 70% FCA allocation is sufficient for Blanket to continue normal mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends from Zimbabwe.
•	Throughout these developments and to the date of issue of the Unaudited Condensed Consolidated Interim Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Gold support price

Blanket sells gold to Fidelity at a price which is 98.75% of the price fixed by the London Bullion Market Association (the “LBMA price”).

Prior to February 20, 2019, Blanket in common with the other gold producers, received the Export Credit Incentive (“ECI”) which was a 10% premium to the LBMA price. On February 27, 2019 Caledonia announced the ECI programme had been terminated. However, from March 6, 2019 it became apparent that Blanket’s sales proceeds were calculated at a gross price of $44,000 per kilogram (US$1,368.58 per ounce), which exceeded the prevailing LBMA price. On May 12, 2019, the Company received confirmation from Fidelity of this arrangement, called the “gold support price”, which was intended to incentivize gold producers to increase gold production. The gold support price was not increased when the LBMA gold price subsequently increased above $1,368.58 per ounce and therefore from early June 2019 there was no further income in respect of the gold support price because the LBMA gold price exceeded the gold support price on each delivery date.

On March 16, 2020 Blanket received notification from Fidelity that, henceforth, Blanket would receive an incentive of 25% of the LBMA price. The incentive was receivable in RTGS$ and was calculated at 25% of the LBMA price for each delivery at the prevailing interbank rate. This incentive was withdrawn on May 26, 2020 at the same time as the FCA allocation for revenues was increased from 55% to 70% as discussed above.

There was no income arising in the Quarter from the ECI and the gold support price; any income from such sources in previous quarters was included as “Government Grant - Other Income” and was treated as a deduction from costs for the purposes of calculating all-in sustaining costs, as set out in section 10.1.

Electricity supply

Blanket experiences interruptions to its power supply from the grid and the supply from the grid is also subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment. Caledonia’s approach to the electricity situation is threefold:

i.	engage with the Zimbabwe Electricity Supply Authority (“ZESA”) with the objective of securing cheap, reliable and stable power from the grid. This includes agreeing a realistic electricity pricing formula, assisting ZESA to repair and maintain its own equipment and participating in an industry-wide scheme to import power. On August 9, 2019 Blanket signed a new power supply agreement in terms of which Blanket should receive un-interrupted power in return for an FCA-denominated tariff. However much of the imported power comes from South Africa and Blanket continues to experience severe outages during periods when South Africa’s electricity system is under pressure;

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ii.	increase Blanket’s stand-by diesel generating capacity. Blanket commissioned a further 6MW of diesel generators in the fourth quarter of 2019 and it now has 18MW of installed diesel generators which is sufficient to maintain production and allow work to continue at the Central Shaft. However, diesel generators are not a long-term solution to the electricity problem as diesel power is expensive and requires large quantities of diesel which is environmentally damaging and is not always easily available; and

iii.	explore the installation of a solar power plant to supply some or all of Blanket’s requirements. Caledonia’s board has approved a project to construct a 12 MWac solar project which will provide approximately 27% of Blanket’s average daily electricity demand at a cost of approximately $12 million. This is discussed further in section 4.13.

Water supply

Blanket uses water in the metallurgical process, some of which is pumped from the deeper levels of the mine but most of which is obtained from the “Blanket dam” (which, despite its name, is neither owned nor managed by Blanket Mine) which also supplies water to the nearby town of Gwanda. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The water supply situation is not currently a cause for concern, although the forthcoming rainy season will be important to establish a satisfactory supply for 2021.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket Mine and Caledonia are as follows:

•	A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020 the royalty is allowable as a deductible expense for the calculation of income tax.

•	Income tax is levied at 25.75% on profits as adjusted for tax purposes. The main adjustments to profit for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense Deferred tax is raised for the difference between capital expenditure and depreciation, in addition to other timing differences such as unrealized foreign exchange gains and losses. The calculation of taxable income is performed using financial records prepared in RTGS$: in an environment where the local currency is rapidly depreciating against the US dollar, this significantly reduces the deferred tax liability; however, it increases the taxable profits denominated in local currency. The income tax liability is translated into US dollars for reporting purposes, but the eventual payment of the liability is made in a combination of US dollars and local currency, which may give rise to further exchanges gains or losses.

•	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.10       Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in section 4.7 the Company has sunk a new shaft to a depth of 1,204 meters and the shaft is now being equipped with steel guides, buntons and other infrastructure. Once commissioned, the shaft should allow production to increase to the target rate of approximately 80,000 ounces per annum from 2022 onwards.

Progress on equipping the shaft was delayed by approximately 12 weeks due to the COVID-19 pandemic: the contractor team was reduced in size during the lockdown period and travel and transport restrictions resulted in further delays. Subject to any further delays arising from a resurgence of the virus, the shaft is expected to be completed towards the end of 2020 and commissioned in Q1 of 2021.

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Production Guidance

On October 5, 2020, following record production in the Quarter, the Company increased production guidance for 2020 from a range of 53,000 to 56,000 ounces to a range of 55,000 to 58,000 ounces.

As discussed above, due to the delay in completing the Central Shaft because of the COVID-19 pandemic, production guidance for 2021 has been reduced from approximately 75,000 ounces to a range of 61,000 to 67,000 ounces. There is no change to the target production level of approximately 80,000 ounces per annum from 2022 onwards.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

On-mine cost guidance for 2020 is in the range of $693 to $767 per ounce; guidance for AISC is $951 to $1,033 per ounce. Actual costs per ounce in the first 9 months of 2020 is within the guidance range. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Strategy

Caledonia’s strategic focus is on implementing the Central Shaft project at Blanket. Caledonia’s board and management believe the successful implementation of the Central Shaft remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia continues to evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

4.11       Sale of Eersteling

On May 31, 2018, the Group entered into a share sale agreement to sell the shares and claims of Eersteling, a South African subsidiary which was on care and maintenance since 1997. The share sale agreement allowed for a purchase price of $3 million to be settled by three payments of $1 million, the last of which fell due on July 30,2020. The purchaser was unable to make the final payment due to the closure of the operation during the South African lock-down period and the death of one of the purchaser’s principals. Caledonia continues constructive engagement with the purchaser to recover the outstanding consideration of $1,099 (December 31, 2019: $1,991) and is of the opinion that the amount is fully recoverable.

4.12       COVID-19

No cases of coronavirus have been recorded at Blanket Mine and there have been relatively few in Zimbabwe. Lockdowns in the previous quarter in Zimbabwe and South Africa had a negligible effect on production in the previous quarter, although, as discussed above, they caused some slippage in the timetable to complete Central Shaft. COVID-19 had no effect on production in the Quarter, which was at a record level for the third quarter of a year and exceeded targets. During the Quarter travel and transport restrictions were relaxed which has allowed the supply chain between Zimbabwe and South Africa to be re-established. Specialised personnel and equipment can now move more freely, which means that work to complete the Central Shaft can resume as normal.

COVID-19 related operating costs such as the cost of PPE items were $841, or approximately $63 per ounce of gold sold.

COVID-19 also affected operating cash flows. In the previous quarter operating cash flows benefitted because production continued largely as planned but the procurement of consumables and capital equipment was reduced. This effect was reversed in the Quarter when procurement increased to replenish inventories and capital purchasing accelerated to recover the time that was lost due to COVID-19.

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4.13       Proposed solar project

As noted in section 4.9, Blanket has suffered from the instability of the incoming grid power and from frequent and prolonged power outages due to load shedding. Since January 2018 Blanket has suffered 328 low voltage occurrences which have required the use of the diesel generators; low voltage occurrences in conjunction with load shedding have resulted in over 11,000 hours of generator use, consuming over 2.5 million litres of diesel at a cost of approximately $2.5 million. In addition, Blanket has spent approximately $3 million on capital equipment to mitigate the problems arising from the poor electricity supply.

In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. Proposals were solicited on an EPC basis (i.e. a contractor builds a solar plant which is owned and operated by Caledonia) and on an IPP basis (i.e. a third party builds, owns and operates the solar plant and the resultant power is sold to Blanket by the third party).

After careful consideration, Caledonia opted to pursue the EPC route which entails the construction of a 12MWac solar plant at a cost of approximately $12 million. The plant is expected to provide all of Blanket’s minimum electricity demand during daylight hours; Blanket will continue to rely on the grid and generators to provide additional power during daylight hours and at night. It is estimated that the solar plant will provide approximately 27% of Blanket’s total daily electricity requirement. Battery power is currently too expensive to justify their use to augment the solar project, but the Company will continue to monitor this situation as battery technology develops. The Company will also evaluate a further phase for the solar project to provide Blanket’s peak demand during daylight hours, but this will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements.

The Company investigated the possibility of raising non-recourse debt to fund all or part of the cost of the proposed project but it is apparent that such funding is not available. Accordingly, on July 24, 2020 the Company announced that it had entered into an “At the Market” sales agreement with Cantor Fitzgerald & Co pursuant to which the Company announced on September 4, 2020 that it had raised $13 million gross (i.e. before commission and expenses) through the sale of 597,963 shares at an average price of $21.74 per share.

The status of the project is as follows:

•	the 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence;

•	Caledonia has obtained the necessary licences and permits for the project;

•	Contracts between Caledonia and the various other parties are currently being negotiated. On October 7, 2020 the Company announced that it had appointed Voltalia, an international renewable energy provider, as contractor for the project; and

•	Caledonia and Voltalia have agreed an initial design phase for the project after which, subject to the conclusion of an EPC contract, procurement and construction are expected to begin with current indicated commissioning for the 12MW solar plant in the last quarter of 2021.

The decision to implement a partial solar project is primarily intended to protect Blanket from any further deterioration in the electricity supply which could have severe economic implications due to lost production and increased costs. The project is expected to yield a modest return to shareholders after taking account of the dilutive effect of the equity issued to fund it.

5.	EXPLORATION

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine. There was no deep exploration drilling in the Quarter as all the available drilling sites have been drilled out. Deep level exploration drilling will re-commence after the Central Shaft and the related development has been completed to provide access to new drilling positions.

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6.	INVESTING

An analysis of investment in the Quarter, the preceding quarters and the years 2018 and 2019 is set out below.

($’000’s)	2018	2019	2020	2020	2020
	Year	Year	Q1	Q2	Q3
Total Investment	19,915	20,595	4,100	4,088	5,728
Blanket	19,900	20,300	1,094	4,076	5,727
Other	15	295	6	12	1

Investment at Blanket is in terms of the investment plan that was announced in October 2014 and which is discussed in section 4.7 of this MD&A. Investment that takes place other than at Blanket largely comprises capital items that are purchased by CMSA which will be sold on to Blanket in due course. All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. The Company raised $13 million (before expenses) during the Quarter by issuing 597,963 shares at an average price of $21.74 per share. The proceeds of this financing are allocated to fund the construction of a solar plant as discussed in section 4.13. The Company has no debt other than loan facilities which are held by Blanket and which were as set out below at September 30, 2020:

Blanket debt facilities
Lender	Date drawn	Principal value	Balance drawn at September 30, 2020	Repayment terms	Security
Term Facilities
Stanbic Bank Zimbabwe Limited	December 2018	RTGS$6 million	RTGS$6 million	Single bullet in December 2021	Unsecured
First Capital Bank Limited	October 2018	RTGS$35 million	RTGS$35 million	4 equal quarterly instalments commencing December 2020	Unsecured
Overdraft facilities
Stanbic Bank Zimbabwe Limited	August 2019	RTGS$15 million	Nil	On demand	Unsecured
First Capital Bank Limited	October 2019	RTGS$10 million	Nil	On demand	Unsecured

Due to the continued devaluation of the RTGS$, loan facilities denominated in RTGS$ have substantially reduced in US Dollar terms which has eroded Blanket’s working capital. Blanket continues efforts to maintain its RTGS$ denominated borrowing facilities.

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8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources at September 30, 2020 and at the end of each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources
($’000’s)
	As at	June 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30
		2019	2019	2019	2020	2020	2020
Overdraft		–	–	490	–	–	–
Term facility		912	424	2,471	1,585	721	515
Gold ETF		–	–	–	–	1,112	1,160
Cash and cash equivalents in the statement of cashflows (net of overdraft)		7,875	8,026	8,893	13,825	11,639	21,562
Working capital		19,960	17,614	20,489	22,798	24,937	37,691

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The Company’s liquid assets as at September 30, 2020 plus anticipated cashflows exceed its planned and foreseeable commitments as set out in section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $19.5 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company had the following contractual obligations at September 30, 2020:

Payments due by Period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	7,895	–	–	–	7,895
Term loan	322	193	–	–	515
Provisions	475	312	496	2,121	3,404
Capital expenditure commitments	5,463	–	–	–	5,463

The capital expenditure commitments relate primarily to materials and equipment which have been ordered by CMSA to equip the Central Shaft. In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $7 million in November and December 2020 which is not yet committed and a further $23 million in the years 2021 and 2022, which is also uncommitted. These exclude solar costs of $7.5 million to be incurred during 2020 and $4.5 million in 2021. The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Central Shaft which is discussed in section 4.7 of this MD&A and construct the proposed solar plant as discussed in section 4.13. Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the cost of the proposed solar project, the proceeds of the issue of shares as discussed in section 7. The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of September 30, 2020, Caledonia had potential liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $3.3 million.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

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10.1       Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)
	3 months ended to September 30		9 months ended to September 30
	*2019	2020	*2019	2020
Production cost (IFRS)	9,410	10,399	26,750	32,537
Cash-settled share-based expense	(3)	(289)	(73)	(480)
Less exploration and site restoration costs	(193)	(8)	(592)	(548)
Other cost and intercompany adjustments	153	20	(92)	138
On-mine production cost	9,367	10,122	25,993	31,647
Gold sales (oz)	13,646	13,352	38,748	41,907
On-mine costs per ounce ($/oz)	686	758	671	755

Royalty	999	1,271	2,682	3,599
Exploration, remediation and permitting cost	97	99	308	272
Sustaining capital expenditure	164	417	472	589
Administrative expenses	1,246	2,539	3,951	5,361
Silver by-product credit	(17)	(24)	(44)	(59)
Share-based payment expense included in production cost	3	(466)	73	480
Share-based payment expense	36	986	406	1,177
All in sustaining cost	11,895	14,944	33,841	43,066
Gold sales (oz)	13,646	13,352	38,748	41,907
All-in sustaining costs per ounce before ECI ($/oz)	872	1,119	873	1,028

ECI	–	–	(1,930)	(4,695)
All-in sustaining cost	11,895	14,944	31,911	38,371
Gold sales (oz)	13,646	13,352	38,748	41,907
All-in sustaining costs per ounce after ECI ($/oz)	872	1,119	824	916

Solar costs (capital & expenses)	85	–	85	202
COVID 19 expenses	–	–	–	1,048
Permitting and exploration expenses	32	46	101	122
Non-sustaining capital expenditure	5,469	5,311	14,578	13,327
Total all in cost	17,481	20,301	46,675	53,070
Gold sales (oz)	13,646	13,352	38,748	41,907
All-in costs per ounce ($/oz)	1,281	1,520	1,205	1,266
* Restated

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10.2       Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce
($’000’s unless otherwise indicated)
	3 months ended to September 30		9 months ended to September 30
	2019	2020	2019	2020
Revenue (IFRS)	19,953	25,359	52,393	71,874
Revenues from sales of silver	(17)	(24)	(44)	(59)
Revenues from sales of gold	19,936	25,335	52,349	71,815
Gold ounces sold (oz)	13,646	13,352	38,748	41,907
Average realised gold price per ounce (US$/oz)	1,461	1,898	1,351	1,714

10.3       Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)
	3 months ended to September 30		9 months ended to September 30
	*2019	2020	*2019	2020
Profit for the period (IFRS)	8,506	5,430	47,171	21,461
Non-controlling interest share of profit for the period	(1,499)	(997)	(7,543)	(3,654)
Profit attributable to owners of the Company	7,007	4,433	39,628	17,807
Blanket Mine Employee Trust adjustment	(185)	(111)	(931)	(418)
Earnings (IFRS)	6,822	4,322	38,697	17,389
Weighted average shares in issue (thousands)	10,763	11,817	10,735	11,564
IFRS EPS (cents)	63.4	36.6	360.5	150.4

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange (gains)/losses	3,101	2,278	3,048	3,770
- less tax	(799)	(586)	(785)	(966)
- less non-controlling interest	(306)	(223)	(300)	(368)
Unrealised net foreign exchange (gains)	(6,447)	(3,262)	(31,318)	(8,463)
- less tax	1,803	849	8,225	2,069
- less non-controlling interest	911	347	(3,910)	835
Adjusted IFRS profit excl. foreign exchange	5,085	3,725	21,477	14,266
Weighted average shares in issue (thousands)	10,763	11,817	10,735	11,564
Adjusted IFRS EPS excl. foreign exchange (cents)	47.2	31.5	200.1	123.4

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	185	111	931	418
Deferred tax	(2,191)	(6)	(9,971)	4

Non-controlling interest portion of deferred tax	(1,379)	183	(1,154)	14
Profit on sale of subsidiary	–	–	(4,409)	–
Hedge loss	–	19	324	121
Adjusted profit	1,700	4,032	7,198	14,823
Weighted average shares in issue (thousands)	10,763	11,817	10,735	11,564
Adjusted EPS (cents)	15.8	34.1	67.0	128.2
* Restated

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11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Unaudited Condensed Consolidated Interim Financial Statements which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Unaudited Condensed Consolidated Interim Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and

(b)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.

•	The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At June 30, 2020 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

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The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

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iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 26 to the Unaudited Condensed Consolidated Interim Financial Statements.

vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

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The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. Caledonia currently has no arrangements to mitigate commodity price risk, but continues to assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production and capital expenditure programme.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter, VAT receivables and deferred consideration due in respect of the sale of Eersteling. The amount due in respect of bullion sales was settled in October 2020. The VAT receivables are within the agreed terms of such refunds.

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than a tranche of deferred consideration in respect of the sale of Eersteling in respect of which discussions continue regarding the rescheduling of the amount due.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

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v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

During the previous quarter, Caledonia purchased a gold ETF using a portion of the cash that is held in South Africa in South African Rands to protect against further devaluation of the South African Rand.

As discussed in section 4.9 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which has been paid at the end of July, October, January and April thereafter. The dividend of 6.875 US cents per share effectively maintained the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation.

On January 3, 2020, the Company announced a 9.1% increase from the previous quarterly dividend of 6.875 cents to 7.5 cents per share.

On April 1, 2020, the Company announced that its board of directors had deferred its approval of the quarterly dividend that would ordinarily have been declared and paid in April 2020 due to the uncertainty surrounding the COVID-19 pandemic. However, on April 29, 2020, the Company announced this dividend would be paid at the end of May 2020 at a rate of 7.5 cents per share.

On June 29, 2020 the Company announced a 13% increase from the previous dividend of 7.5 cents per share to 8.5 cents per share.

On October 1, 2020 the company announced an 18% increase from the previous dividend of 8.5 cents per share to 10 cents per share.

The board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with its prudent approach to risk management including: Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

There were no changes to management or the board during the Quarter.

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16.	SECURITIES OUTSTANDING

At November 14, 2020, being the last day practicable prior to the publication of this MD&A, Caledonia had 12,118,823 common shares issued and outstanding options to purchase common shares (“Options”) as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
18,000	11.5	13-Oct-21
10,000	9.3	25-Aug-24
28,000

The Plan allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,183,882 shares at August 12, 2020 on the assumption that all outstanding LTIPs are settled in cash, at the request of the LTIP holders.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange rates and credit risks are considered in notes 7 and 30 to the Unaudited Condensed Consolidated Interim Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	COVID-19 pandemic: The COVID-19 pandemic, and measures that may be taken by governments and other parties to counter the spread of the virus may, inter alia, have the following effects on the Company: its workforce may fall ill which could affect operations; restrictions on transport and travel may impede the Company’s ability to procure consumables, equipment and services which may affect operations and progress on capital projects; the banking system may not operate effectively which may impede the Company’s ability to effect domestic and international payments; it may be difficult to secure a route to market for the gold dore produced by Blanket. In response to these risks, management has: introduced measures to safeguard its employees from the virus; maximised the inventory of consumable stock; engages closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and therefore not capable of accurate forecasting.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising further third-party financing. Caledonia currently has sufficient cash resources and debt facilities and continues to generate sufficient cash to cover all its anticipated investment needs.

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. As discussed in section 4.9, at prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends and loan repayments from Zimbabwe. No assurance can be given that sufficient foreign currency will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

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•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining lease, claims, licences and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect its lease, claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia had hedging arrangements over 4,600 ounces of gold per month for the period from January 1, 2020 to June 30, 2020 which guaranteed that Caledonia would receive a minimum price of $1,400 in respect of the ounces hedged. The Company currently has no hedging arrangements in place. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and entering an arrangement with the state-owned electricity company to receive ring-fenced imported power in return for paying a US Dollar denominated tariff. More recently, production at Blanket has been adversely affected by the instability of the incoming electricity supply. The Company’s board has resolved to install a solar plant which will provide some of Blanket’s power requirements.

•	Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been only slightly better than the last and water levels in the dam are lower than usual. The water authority has released water from an upstream dam to replenish the Blanket dam and management believes that with careful management, there is enough water in the Blanket dam to maintain normal operations until the next rainy season. Blanket is taking steps to access water from boreholes and to reduce its water consumption by improved re-cycling and storage facilities.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency to make payments from Zimbabwe; risks relating to inflationary pressures as mentioned in section 4.9; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However, the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

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18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of September 30, 2020. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at September 30, 2020, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at September 30, 2020. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at September 30, 2020, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

19.	QUALIFIED PERSON

Mr. Dana Roets (B Eng (Min), MBA, Pr..Eng, FSAIMM, AMMSA) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Roets is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Roets has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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